						Exhibit 12(f)

System Energy Resources, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Fixed Charges

	Twelve Months Ended
	December 31,					March 31,

	2003	2004	2005	2006	2007	2008

Fixed charges, as defined:
Total Interest	$64,620	$58,928	$60,424	$59,931	$57,117	$56,753
Interest applicable to rentals	3,793	3,426	3,039	3,914	4,463	4,699

Total fixed charges, as defined	$68,413	$62,354	$63,463	$63,845	$61,580	$61,452

Earnings as defined:
Net Income	$106,003	$105,948	$111,644	$140,258	$136,081	$130,385
Add:
Provision for income taxes:
Total	75,845	78,013	69,343	54,529	45,447	44,120
Fixed charges as above	68,413	62,354	63,463	63,845	61,580	61,452

Total earnings, as defined	$250,261	$246,315	$244,450	$258,632	$243,108	$235,957

Ratio of earnings to fixed charges, as defined	3.66	3.95	3.85	4.05	3.95	3.84